UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-35132

Box Ships Inc.

(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)7:

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 1 to this Report on Form 6-K is the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012 of Box Ships Inc. (the “Company”), unaudited interim condensed consolidated financial statements of the Company for the three months ended March 31, 2012 and the accompanying notes thereto. Also included in this Report are the unaudited interim condensed combined statements of comprehensive income and cash flows for the three months ended March 31, 2011 of Ardelia Navigation Ltd. and Eridanus Trading Co. (“Ardelia & Eridanus”), wholly-owned subsidiaries of Paragon Shipping Inc., the predecessor owners of the Liberian flag 3,426 TEU 2010-built containership Box Voyager and the Liberian flag 3,426 TEU 2010-built containership Box Trader, respectively, related discussion and the accompanying notes thereto.

Attached as Exhibit 2 to this Report on Form 6-K is the Statement of Designation of the Rights, Preferences and Privileges of 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares, filed with the Registrar of Corporations on June 12, 2012.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-181076) declared effective by the Securities and Exchange Commission on May 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: June 12, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Box Ships Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2012. Unless otherwise specified herein, references to the “Company” or “we” shall include Box Ships Inc. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission on March 16, 2012. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We were incorporated under the laws of the Republic of the Marshall Islands on May 19, 2010. We were formed by Paragon Shipping Inc., or Paragon Shipping, to own and operate containerships and pursue containership acquisition opportunities. We commenced operations upon the consummation of our Initial Public Offering (IPO), discussed below.

On April 19, 2011, we completed the issuance of 11,000,000 shares of our common stock in our IPO at a public offering price of $12.00 per share and received net proceeds of approximately $122.7 million, after deducting underwriters’ discounts and commissions and offering expenses payable by us. Our common stock trades on the NYSE under the symbol “TEU.”

As of the date of this filing, our fleet was comprised of seven containerships with a TEU weighted average age of 4.5 years, a total capacity of over 33,000 TEU and a weighted average remaining charter duration of 23 months.

Vessels Management

We operate through a number of wholly-owned, vessel-owning subsidiaries incorporated in the Republic of Liberia and the Republic of the Marshall Islands. Allseas Marine S.A., or Allseas, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, provides the commercial and technical management services for all of the vessels in our fleet.

Chartering of Our Fleet

All of our vessels are currently employed under fixed rate time charters with an average remaining term of 23 months (weighted by aggregate TEU capacity), with expirations ranging from one month to 47 months with the exception of the Box Trader, which is expected to be redelivered from its charterer, on or about June 26, 2012. Although our chartering strategy is to employ our vessels and any vessels we may acquire in the future on short- to medium-term time charters of one to five years with staggered maturities, we may opportunistically enter into longer-term charters or short-term time charters with durations of less than one-year, or, under certain circumstances, our vessels may operate on the spot market.

We actively monitor charter rates and vessel operating expenses in order to selectively employ vessels as market conditions warrant. In market conditions where charter rates may or may not cover the operating costs of a vessel, we may choose to lay-up the vessel with the aim of extending the useful life of the vessel and securing more favorable charter rates when vessel supply and demand are more in balance within the containership market.

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Time Charters

A time charter is a contract to charter a vessel for a fixed period of time at a specified or floating daily or index-based daily rate and can last from a few days to several years. Under a time charter, the charterer pays for most of the voyage expenses, such as port, canal and fuel costs, agents’ fees, extra war risks insurance and any other expenses related to the cargoes, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs, dry-docking and costs relating to a vessel’s intermediate and special survey.

Spot Charters

A spot charter generally refers to a voyage charter or a trip charter or a short-term time charter. Vessels operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Under a typical voyage charter in the spot market, the shipowner is paid an agreed-upon total amount on the basis of moving cargo from a loading port to a discharge port. In voyage charters, the charterer generally is responsible for any delay at the loading or discharging ports, and the shipowner is generally responsible for paying both vessel operating expenses and voyage expenses, including any bunker expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.

Results of Operations

We generate substantially all of our revenue from time charters on which we employ our vessels. Each of the seven vessels in our fleet is currently operating under a fixed rate time charter. Our ongoing cash expenses consist of fees and reimbursements under our management agreements, administrative services agreement and executive services agreement and other expenses directly related to the operation of our vessels and certain administrative expenses. We do not have any income tax liabilities in the Marshall Islands or Liberia, but may be subject to tax in the United States on revenues derived from voyages that either begin or end in the United States.

Our financial results are largely driven by the following factors:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned including off-hire days associated with repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•

Available days. We define available days as the total number of days in a period during which each vessel in the fleet was owned net of off-hire days associated with repairs, drydockings or special or intermediate surveys. The shipping industry uses available days (also referred to as voyage days) to measure the number of days in a period during which vessels actually generate revenues.

•

Fleet utilization. We calculate fleet utilization by dividing the number of available days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

•

Charter contracts. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including extra war risk insurance, port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

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The intangible asset and liability recorded at inception of the acquisition of vessels in our fleet with existing above and below market time charter contracts attached amounted to $12,269,390 and $4,020,335, respectively. The amortization and accretion for the three months ended March 31, 2012 for the intangible asset and liability amounted to $832,948 and $340,944, respectively. See Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Our financial results are also affected by our ability to control our fixed and variable expenses, including our ship-management fees, our operating costs, and our general, administrative and other expenses including insurance. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of lubricants, crew changes and delivery of spare parts.

Voyage Revenues

Time charter revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the containership market and other factors affecting the charter rates for our vessels.

Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time. Under a bareboat charter, the charterer is typically responsible for paying all voyage costs as well as the vessel’s operating expenses and management fees. As a result of this arrangement, daily charter hire rates payable under a bareboat charter are generally significantly less than the charter hire rates payable under a time charter for a comparable vessel.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. Future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

When vessels are acquired with time charters attached and the charter rate on such charters is above or below the then current market rates, we allocate the purchase price of the vessel and the attached time charter on a relative fair value basis. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and our estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenues.

Commissions

Commissions on voyage revenues are always paid for by us, regardless of charter type. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned.

Voyage Expenses

Voyage expenses which are unique to a particular charter, primarily consist of port, canal, bunker expenses, which are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements and extra war risk insurance costs, which are paid for by us and reimbursed by the charterers. All voyage and vessel operating expenses are expensed as incurred.

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Vessel Operating Expenses

Our vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, regulatory fees and other miscellaneous expenses. We anticipate that our vessel operating expenses, which generally represent fixed costs, will increase as we add vessels to our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase.

Drydocking Expenses

We account for drydocking costs using the direct expense method. One of our vessels, the CMA CGM Marlin, entered its scheduled drydock in May 2012, and the CMA CGM Kingfish is currently undergoing its scheduled drydock. The drydock of CMA CGM Marlin resulted in 24 off-hire days and expenses amounting to approximately $900,000. We anticipate the drydock of CMA CGM Kingfish will result in approximately 16 off-hire days and expenses amounting to approximately $700,000.

Management Fees

We have entered into long-term management agreements for each of the vessels in our fleet, pursuant to which Allseas is responsible for all of the commercial and technical management functions of our fleet. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Management Agreements with Allseas” of our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 16, 2012, for a detailed description of our management agreements.

Depreciation

We depreciate our vessels over their estimated useful lives determined to be approximately 30 years from the date of their initial delivery from the shipyard. Depreciation is computed using the straight-line method, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

General and Administrative Expenses

Our general and administrative expenses include fees payable under our administrative and executive services agreements with Allseas, directors’ fees, office rent, travel, communications, directors and officers insurance, legal, auditing, investor relations and other professional expenses and reflect the costs associated with running a public company. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Administrative Services Agreement with Allseas—Executive Services Agreement with Allseas” of our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 16, 2012, for a detailed description of these agreements.

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries relating to the acquisition of our vessels. We have incurred financing costs and we also expect to incur interest expenses under our future credit facilities in connection with debt to finance future acquisitions, as market conditions warrant.

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Selected Information

Box Ships Inc.

The following tables present selected unaudited consolidated financial and other data of Box Ships Inc. for the three months ended March 31, 2011 and 2012, and as of December 31, 2011 and March 31, 2012, which is derived from our unaudited consolidated condensed financial statements and notes thereto, included elsewhere herein. All amounts are expressed in United States Dollars, except for share data and fleet data.

	Three Months Ended March 31,
	2011	2012
INCOME STATEMENT DATA
Net Revenues	$—	$15,723,589
Operating (loss) / income	$(4,708)	$6,687,202
Net (loss) / income	$(2,696)	$4,660,714
(Loss) / Earnings per capital stock / common share, basic and diluted	$(26.96)	$0.29

CASH FLOW DATA
Net Cash from operating activities	$—	$9,008,806
Net Cash used in investing activities	$—	$(3,259)
Net Cash used in financing activities	$—	$(9,322,800)
Net decrease in cash and cash equivalents	$—	$(317,253)

	December 31, 2011	March 31, 2012
BALANCE SHEET DATA
Total assets	$401,410,886	$397,310,453
Total liabilities	$219,049,809	$214,977,361
Total stockholders’ equity	$182,361,077	$182,333,092

ARDELIA & ERIDANUS

Ardelia & Eridanus are both wholly owned subsidiaries of Paragon Shipping, predecessor owners of the Liberian flag 3,426 TEU 2010-built containership Box Voyager and the Liberian flag 3,426 TEU 2010-built containership Box Trader, respectively. Following the Company’s IPO, in April 2011, the vessels were sold and delivered to the Company on April 29, 2011. The following table presents selected unaudited combined financial data of Ardelia & Eridanus for the three months ended March 31, 2011, which is derived from the unaudited condensed combined statement of comprehensive income and notes thereto, included elsewhere herein. All amounts are expressed in United States Dollars, except for fleet data, shown below.

Three months ended March 31, 2011
INCOME STATEMENT DATA
Net Revenues	$3,530,070
Operating income	$1,656,405
Net income	$1,279,383

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Fleet Data and Average Daily Results

	BOX SHIPS INC.	ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
	Three Months Ended March 31, 2012(1)	Three Months Ended March 31, 2011
FLEET DATA
Average number of vessels(2)	7.00	2.00
Available days for the fleet(3)	636	180
Number of vessels at end of period	7	2
Calendar days for the fleet(4)	637	180
Fleet utilization(5)	99.8%	100%
AVERAGE DAILY RESULTS
Vessel operating expenses(6)	$5,495	$4,809
Management fees(7)	$812	$846
General and administrative expenses(8)	$2,155	—

(1)	During the period from January 1, 2011 to the closing of our Initial Public Offering in April 2011, the Company remained substantially inactive. As such, no comparatives for the first quarter of 2011 are presented.
(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(3)	Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period net of off hire days associated with repairs, drydocks or special or intermediate surveys.
(4)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period including off hire days associated with repairs, drydockings or special or intermediate surveys.
(5)	Fleet utilization is the percentage of time that our vessels were available for generating revenue, and is determined by dividing available days by fleet calendar days for the relevant period.
(6)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, other than extra war risk insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(7)	Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

Results of Operations – Box Ships Inc.

Three Months ended March 31, 2012

During the first quarter of 2012, we operated an average of 7.00 vessels with a 99.8% utilization rate since our initial public offering. Our net income was $4.7 million resulting in earnings per share of $0.29 on both a basic and diluted basis. During the period from January 1, 2011 to the closing of our Initial Public Offering in April 2011, the Company remained substantially inactive. As such, no comparative analysis for the first quarter of 2011 is presented.

Net revenues

Net revenues represent charter hire earned, net of commissions. During the first quarter of 2012, our vessels operated a total of 636 days from a total of 637 calendar days. All vessels in our fleet are employed under fixed rate time charters, having an average weighted remaining charter duration of 23 months (weighted by aggregate contracted charter hire). For the first quarter of 2012, we reported net revenues of $15.7 million, net of the amortization of above/below market time charters, which decreased our revenues and net income by $0.5 million, or $0.03 per share, and net of commissions of $0.4 million.

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Voyage expenses

Voyage expenses amounted to $0.3 million and mainly related to war risk insurance costs.

Vessels operating expenses

Vessels operating expenses comprise crew wages and related costs, insurance and vessel registry costs, repairs and maintenance expenses (excluding dry-docking), the cost of spares and consumable stores, regulatory fees and other miscellaneous expenses. During the first quarter of 2012, vessels operating expenses amounted to $3.5 million, or on average $5,495 per vessel per day. Vessels operating expenses depend on a variety of factors, among which is the age and the size of the vessels.

Management fees charged by a related party

Management fees charged by Allseas for the first quarter of 2012 were $0.5 million, or $812 per vessel per day, and represent fees for management and technical services in accordance with our management agreement. This fee is charged on a daily basis per vessel and is affected by; the number of vessels in our fleet, the number of calendar days during the period, and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet was $3.3 million for the first quarter of 2012. The depreciation for a full year for our existing seven vessels fleet is expected to amount of $13.4 million, assuming all other variables are held constant.

General and administrative expenses

General and administrative expenses for the first quarter of 2012 were $1.4 million, or $2,155 per day. General and administrative expenses include executive services and share-based compensation of $0.45 million and $0.3 million, respectively.

Interest and finance costs

Interest and finance costs amounted to $2.0 million for the first quarter of 2012, of which $1.8 million related to the interest incurred on the loans for our vessels and $0.2 million related to the amortization of financing costs and other financial expenses.

Results of Operations—Ardelia Navigation Ltd and Eridanus Trading Co.

Also included in this report on Form 6-K are the combined results of operations of Ardelia Navigation Ltd. and Eridanus Trading Co., the wholly-owned subsidiaries of Paragon Shipping Inc. that owned and operated the Box Voyager and the Box Trader, respectively, prior to the sale of the vessels to us, for the three months ended March 31, 2011. These results reflect the operations of the Box Voyager and the Box Trader and do not reflect any of the other vessels in our fleet.

Three Months Ended March 31, 2011

Net Revenues

Net revenues for the two containerships amounted to approximately $3.5 million based on a total of 180 available days, for the above-mentioned period. All revenues during the period described were related to the time charters with CSAV Valparaiso at $20,000 per day, per vessel less commissions of 2.5%, which includes a commission of 1.25% to Allseas. The two containerships along with the existing charter agreements were sold and delivered to the Company on April 29, 2011.

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Vessel Operating Expenses

Vessel operating expenses were approximately $0.9 million, or $4,809 per day, for the three months ended March 31, 2011.

Depreciation

Depreciation for the two containerships was approximately $0.8 million, for the three months ended March 31, 2011, and the amount of depreciation expense is directly related to the number of days in the relevant period.

Interest and Finance Costs

Interest and finance costs amounted to approximately $0.4 million, for the three months ended March 31, 2011, and were related to the interest incurred on the loans for the vessels. The total indebtedness outstanding as of March 31, 2011 was $46.4 million.

Cash Flows

Net cash provided by Operating Activities

Net cash from Operating Activities for the first quarter of 2012 was $9.0 million. Our vessels generated cash flows from revenues, net of commissions and voyage expenses of $16.0 million, while we paid $5.2 million for vessels operating expenses, management fees charged by a related party and general and administrative expenses. During the first quarter of 2012, we paid interest on our loans of $1.8 million.

Net cash used in Investing Activities

Net cash used in Investing Activities during the first quarter of 2012, was $3,259 relating to the acquisition of other fixed assets installed on board our vessels to improve their efficiency.

Net cash used in Financing Activities

Net cash used in Financing Activities during the first quarter of 2012, amounted to $9.3 million and related to our scheduled debt repayments of $4.4 million and the payment of dividends of $4.9 million.

Liquidity

As of March 31, 2012, our cash and restricted cash (current and non-current) amounted to $16.8 million, of which $10.0 million is considered restricted for minimum liquidity purposes under our loan agreements. Our primary source of capital during the three months ended March 31, 2012 was cash generated from operations. As of March 31, 2012, we had total outstanding indebtedness of $206.8 million, of which $17.7 million is scheduled to be repaid in the forthcoming 12-month period, and we were in compliance with all of the covenants contained in our loan agreements. Currently, we have no borrowing capacity under our existing loan facilities. We anticipate that our current financial resources, together with cash generated from operations will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months.

Dividends

On March 2, 2012, we paid an aggregate dividend of $4.9 million, or $0.30 per share, with respect to the fourth quarter of 2011, and on April 30, 2012, we declared a dividend of $0.30 per share paid on May 18, 2012 to shareholders of record as of the close of business on May 11, 2012.

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Loan Facilities

For information relating to our secured and unsecured loans, please see Note 7 to our financial statements included in our annual report on Form 20-F for the year ended December 31, 2011 and Note 6 to our unaudited condensed consolidated financial statements included elsewhere herein.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2012:

Contractual Obligations (amounts in thousands of U.S Dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$206,775	$17,700	$50,400	$35,400	$103,275
Interest payments(1)	$30,871	$7,954	$12,418	$9,553	$946
Management fees(2)	$10,443	$2,800	$5,031	$2,612	—
Executive services(3)	$7,265	$1,800	$3,600	$1,865	—

Total	$255,354	$30,254	$71,449	$49,430	$104,221

(1)	Interest payments refer to our expected interest payments of our loan and swap agreements based on an assumed LIBOR rate of 1.0485%, being the 12 month LIBOR rate as of March 30, 2012.
(2)	Management fees are based on €620 per vessel, per day (or $827 per vessel per day, using an exchange rate of $1.3343:€1.00, the U.S. dollar/Euro exchange rate as of March 30, 2012 according to Bloomberg) and includes the 1.25% charter hire commission for the vessels in our fleet under their current time charters, based on the estimated redelivery dates assuming no off-hire days.
(3)	Executive services relate to the $1.8 million fee per annum in connection with the provision of services under the agreement with Allseas and do not include any discretionary incentive compensation.

Recent Developments

Interest Rate Swap Agreements

On April 19, 2012, we entered into an interest rate swap agreement with Credit Suisse AG (“Credit Suisse”) with declining notional balances in order to hedge our variable interest rate exposure with effective date of May 30, 2012 for an initial notional amount of $5.0 million that will be reducing by $0.12 million on a quarterly basis over a period of five years. Under the terms of the agreement, we will make quarterly payments to Credit Suisse on the relevant amount at a fixed rate of 1.20% and Credit Suisse will make quarterly payments to us on the relevant amount based on the 3-month USD LIBOR.

On June 1, 2012, we entered into an interest rate swap agreement with Credit Suisse with declining notional balances in order to hedge our variable interest rate exposure with effective date of May 30, 2012 for an initial notional amount of $5.0 million that will be reducing by $0.12 million on a quarterly basis over a period of five years. Under the terms of the agreement, we will make quarterly payments to Credit Suisse on the relevant amount at a fixed rate of 1.0375% and Credit Suisse will make quarterly payments to us on the relevant amount based on the 3-month USD LIBOR.

Commitment Letter for $25.0 Million Senior Secured Credit Facility

On June 8, 2012, we entered into a commitment letter with ABN AMRO Bank N.V. (“ABN AMRO”) relating to a $25.0 million senior secured credit facility to partially finance the acquisition of one 1995-built, 5,344 TEU containership, the OOCL Hong Kong, and one 1996-built, 5,344 TEU containership, the OOCL China, which we have agreed to acquire, as discussed below, which is subject to definitive documentation.

Under the terms of the credit facility, the borrowers will be each of the vessel-owning subsidiaries which own the OOCL Hong Kong and the OOCL China, and we will be the corporate guarantor. The credit facility will be available for drawdown in two tranches, subject to satisfaction of certain conditions precedent. Each tranche will be repayable in 12 equal, quarterly installments of $625,000, plus a balloon payment of $5,000,000 payable together with the final installment. The credit facility will have a maturity date of three years from the drawdown but no later than July 30, 2015. Borrowings under the credit facility will bear interest at LIBOR plus 3.75% per annum.

The credit facility will be secured by, among other things (i) first priority cross-collateralized mortgages over the OOCL Hong Kong and the OOCL China; (ii) first priority assignments of the earnings of the OOCL Hong Kong and the OOCL China, as well as operating and retention accounts held with the agent; (iii) first priority assignments of the insurances of the OOCL Hong Kong and the OOCL China; (iv) specific assignment of all present and future charter parties; (v) first priority pledges over the shares of the borrowers; (vi) an unconditional and irrevocable corporate guarantee from us; and (vii) an undertaking from Allseas.

The credit facility will contain certain financial covenants requiring the borrowers to maintain with the lenders an asset cover ratio of at least 140% on a charter-free basis and a minimum cash balance of $250,000 per borrower. In accordance with the corporate guarantee, we will also be required to comply with certain financial covenants requiring us to maintain (i) a maximum market adjusted corporate leverage of 65.0%; (ii) a minimum market adjusted net worth of $150.0 million; (iii) minimum free liquidity of $750,000 per vessel owned but no less than $8.0 million; and (iv) an interest cover ratio of 2.5:1.

In addition, the credit facility will also require us to comply with a number of customary restrictive covenants, including restrictions on consolidations, mergers, sales of assets or changes of control; prohibitions on changes in the manager of the OOCL Hong Kong and the OOCL China; restrictions on asset acquisitions and disposals by the borrowers; limitations on changes in our management; limitations on liens; limitations on additional indebtedness with respect to the borrowers; restrictions on the payment of dividends if an event of default has occurred or would occur as a result of payment of a dividend; the requirement that Mr. Bodouroglou maintain an aggregate minimum ownership, directly or indirectly, of 10% of the Company’s outstanding share capital, subject to a six-month cure period; and other customary covenants. In addition, we must maintain an average outstanding time charter duration on our fleet of no less than one year. The credit facility will also contain customary events of default, including cross-defaults, material adverse change of the borrower or us and termination of the charters unless replaced with charters acceptable to the lender.

We will be obligated to pay an arrangement fee of 1.25% of the maximum credit facility amount upon signing definitive documentation for the facility and a commitment fee of 1.00% per annum, payable quarterly in arrears, on any undrawn portion of the facility.

Vessel Acquisitions

On June 11, 2012, Triton Shipping Limited and Rosetta Navigation Corp. Limited, wholly-owned subsidiaries of Box Ships Inc., incorporated under the laws of Hong Kong, were nominated by Allseas to acquire the 1995-built, 5,344 TEU containership, the OOCL Hong Kong, and the 1996-built, 5,344 TEU containership, the OOCL China, respectively, pursuant to purchase agreements entered into with subsidiaries of Orient Overseas Container Line Limited (“OOCL”) for an aggregate purchase price of $62.3 million. The purchase agreements for the OOCL Hong Kong and the OOCL China include a three-year charter back to OOCL upon delivery of the vessels to us at a gross daily charter rate of $26,800.

Private Offering of Preferred Shares and Warrants

On June 12, 2012, we issued and sold to Neige International Inc., a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, 1,333,333 of 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares (“Series B Preferred Shares”) and warrants to purchase 1,333,333 of our common shares in a private transaction (the “Private Offering”). We received proceeds of approximately $38.5 million from the Private Offering, which we intend to use to partially finance the acquisition of the OOCL Hong Kong and the OOCL China.

The warrants sold in the Private Offering may be exercised in cash at any time between July 1, 2012 and June 30, 2017 inclusive, at an exercise price of $7.74, the closing price of our common shares on the New York Stock Exchange on June 11, 2012. The Series B Preferred Shares sold in the Private Offering have a dividend rate of 9.75% per annum per $30.00 of liquidation preference per share (the “Liquidation Preference”), subject to increase upon the occurrence of certain events, and are redeemable at our option at the Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, on or prior to September 1, 2012 and thereafter for a premium. In the event we have not redeemed the Series B Preferred Shares by June 30, 2015, any holder of then outstanding Series B Preferred Shares will receive, on a pro-rata basis, common shares, in the aggregate at the time, equal to 5% of our outstanding common shares on a fully diluted basis.

12

Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2011and Note 2to our unaudited condensed consolidated financial statements included elsewhere herein. For a discussion on our critical accounting policies please see Item 5 included in our annual report on Form 20-F for the year ended December 31, 2011.

-Table Follow-

13

Fleet List:

The following table provides additional information about our fleet as of June 12, 2012:

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (6)	Charter Expiration	Notes
Box Trader	2010	3,426	CSAV Valparaiso	$20,000	June 2012	1
Box Voyager	2010	3,426	CSAV Valparaiso	$20,000	July 2012	1
CMA CGM Kingfish	2007	5,095	CMA CGM	$23,000	April 2014	2
CMA CGM Marlin	2007	5,095	CMA CGM	$23,000	May 2014	2
Maersk Diadema (formerly the MSC Siena)	2006	4,546	Maersk	$28,000	January 2014	2,3
Maule	2010	6,589	CSAV Valparaiso	$38,000	May 2016	4
MSC Emma	2004	5,060	MSC	$28,500	August 2014	5

Total		33,237

Vessels to be Acquired	Year Built	TEU	Charterer	Daily Gross Charter Rate	Estimated Charter Expiration	Notes
OOCL Hong Kong	1995	5,344	OOCL	$26,800	July 2015	7, 8
OOCL China	1996	5,344	OOCL	$26,800	July 2015	7, 8

Notes:
1)	Box Trader and Box Voyager are expected to be redelivered from their charterers on or about June 26, 2012 and July 15, 2012, respectively.
2)	The charterer has the option to increase or decrease the term of the charter by 45 days.
3)	The charterer has the option to extend the term of the charter by additional one-year terms for four successive years at the same gross daily charter hire.
4)	The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million less a 0.5% purchase commission payable to parties unaffiliated to us.
5)	The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to extend the term of the charter by an additional one-year term at the same gross daily charter rate.
6)	Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and Allseas Marine S.A. (our “Manager” or “Allseas”), totaling 1.25% for the CMA CGM Kingfish and CMA CGM Marlin and 2.5% for the other vessels in our fleet, including, in each case, 1.25% to Allseas.
7)	Represents daily gross charter rate and does not reflect 1.25% commission payable by us to Allseas.
8)	We have entered into an agreement with a subsidiary of OOCL to acquire this vessel, which includes a three-year charter back to OOCL at a gross daily charter rate of $26,800, scheduled to commence upon delivery of the vessel to us. The vessel is scheduled to be delivered to us no later than July 14, 2012.

14

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BOX SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in United States Dollars, except for share data)

		December 31, 2011	March 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$7,150,155	$6,832,902
Restricted cash		4,740,000	4,740,000
Trade receivables		653,265	559,334
Prepaid expenses and other receivables		616,012	369,864
Due from related parties	Note 3	1,855,151	3,050,409
Inventories		1,280,208	1,186,792

Total current assets		16,294,791	16,739,301

FIXED ASSETS:
Vessels, net	Note 4	366,693,595	363,363,911
Other fixed assets, net	Note 4	275,752	269,262

Total fixed assets		366,969,347	363,633,173

OTHER NON-CURRENT ASSETS:
Above-market acquired time charters	Note 5	10,386,137	9,553,188
Other assets		2,500,611	2,124,791
Restricted cash		5,260,000	5,260,000

Total Assets		$401,410,886	$397,310,453

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade accounts payable		$938,027	$1,751,828
Accrued expenses		1,553,371	1,355,609
Interest rate swap	Notes 7, 8	—	54,356
Due to related parties	Note 3	928,662	982,402
Deferred income		1,237,708	1,191,552
Current portion of long-term debt	Note 6	17,700,000	17,700,000

Total current liabilities		22,357,768	23,035,747

LONG-TERM LIABILITIES:
Long-term debt	Note 6	178,500,000	174,075,000
Loan due to a related party	Notes 3, 6	15,000,000	15,000,000
Interest rate swap	Notes 7, 8	—	15,517
Below-market acquired time charters	Note 5	3,192,041	2,851,097

Total long-term liabilities		196,692,041	191,941,614

Total liabilities		219,049,809	214,977,361

COMMITMENTS AND CONTINGENCIES		—	—

STOCKHOLDERS’ EQUITY:
Common stock, par value $0.01; 475,000,000 shares authorized; 16,317,000 and 16,326,000 shares issued and outstanding at December 31, 2011 and March 31, 2012, respectively	Note 10	163,170	163,260
Preferred stock, par value $0.01; 25,000,000 shares authorized; none issued and outstanding at December 31, 2011 and March 31, 2012		—	—
Additional paid-in capital	Note 10	176,496,943	176,775,827
Accumulated other comprehensive loss	Notes 7, 8	—	(69,873)
Retained earnings		5,700,964	5,463,878

Total stockholders’ equity		182,361,077	182,333,092

Total Liabilities and Equity		$401,410,886	$397,310,453

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BOX SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2012

(Expressed in United States Dollars, except for share data)

		Three Months Ended March 31,
		2011	2012
REVENUES:
Time charter revenues	Note 5	$—	$16,082,713
Commissions		—	(153,238)
Commissions – related party	Note 3	—	(205,886)

Net Revenues		0	15,723,589

EXPENSES:
Voyage expenses		—	301,441
Vessels operating expenses		—	3,381,022
Vessels operating expenses – related party	Note 3	—	119,193
Management fees charged by a related party	Note 3	—	517,475
Depreciation	Note 4	—	3,344,724
General and administrative expenses		4,708	911,684
General and administrative expenses – related party	Note 3	—	460,848

Operating (loss) / income		(4,708)	6,687,202

OTHER INCOME / (EXPENSES):
Interest and finance costs		(121)	(1,837,342)
Interest and finance costs – related party	Note 3	—	(171,190)
Interest income		—	7,411
Foreign currency gain / (loss), net		2,133	(25,367)

Total other income / (expenses), net		2,012	(2,026,488)

NET (LOSS) / INCOME		$(2,696)	$4,660,714

Other Comprehensive Loss
Unrealized loss on cash flow hedges		—	(69,873)

Total Other Comprehensive Loss		—	(69,873)

COMPREHENSIVE (LOSS) / INCOME		(2,696)	4,590,841

(Loss) / Earnings per capital stock / common share, basic and diluted	Note 12	$(26.96)	$0.29

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BOX SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2012

(Expressed in United States Dollars, except for share data)

	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Capital Stock		Common Stock				(Accumulated
	Number of shares	Par Value	Number of shares	Par Value	Additional Paid-in Capital	Accumulated Comprehensive Loss	Deficit) / Retained Earnings	Total
BALANCE, December 31, 2010	100	—	—	—	—	—	(3,822)	(3,822)

Total comprehensive loss	—	—	—	—	—	—	(2,696)	(2,696)

BALANCE, March 31, 2011	100	—	—	—	—	—	(6,518)	(6,518)

BALANCE, December 31, 2011	—	—	16,317,000	163,170	176,496,943	—	5,700,964	182,361,077

Share-based compensation	—	—	9,000	90	278,884	—	—	278,974
Total comprehensive income	—	—	—	—	—	(69,873)	4,660,714	4,590,841
Dividends paid ($0.30 per share)	—	—	—	—	—	—	(4,897,800)	(4,897,800)

BALANCE, March 31, 2012	—	—	16,326,000	163,260	176,775,827	(69,873)	5,463,878	182,333,092

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BOX SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2012

(Expressed in United States Dollars)

	Three Months Ended March 31,
	2011	2012
Cash Flows from Operating Activities:
Net (loss) income	$(2,696)	$4,660,714
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	—	3,344,724
Amortization of below- and above- market acquired time charters	—	492,004
Amortization of financing costs	—	135,115
Share-based compensation	—	278,974
Changes in assets and liabilities	2,696	97,275

Net Cash from Operating Activities	0	9,008,806

Cash Flows from Investing Activities:
Other fixed assets acquired	—	(3,259)

Net Cash used in Investing Activities	0	(3,259)

Cash Flows from Financing Activities:
Repayment of long-term debt	—	(4,425,000)
Dividends paid	—	(4,897,800)

Net Cash used in Financing Activities	0	(9,322,800)

Net decrease in cash and cash equivalents	0	(317,253)
Cash and cash equivalents at the beginning of the period	0	7,150,155

Cash and cash equivalents at the end of the period	$0	$6,832,902

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BOX SHIPS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

1.	Basis of Presentation and General Information

Box Ships Inc. (“Box Ships”) is a public company incorporated in the Republic of the Marshall Islands on May 19, 2010. Box Ships is an Athens, Greece-based international shipping company engaged in the transportation of containers worldwide through the ownership and operation of containership vessels.

The accompanying unaudited consolidated financial statements include the accounts of Box Ships Inc. and its wholly-owned subsidiaries (collectively the “Company”) listed below.

i) Vessel owning subsidiaries:

Vessel Owning Company	Company Acquisition Date	Vessel Acquisition Date	Vessel’s Name	Built	TEU[3]
Polyaristi Navigation Co.[1]	April 20, 2011	April 29, 2011	Box Voyager	2010	3,426
Efploias Shipping Co. [1]	April 20, 2011	April 29, 2011	Box Trader	2010	3,426
Tacita Oceanway Carrier Co1	April 20, 2011	May 19, 2011	CMA CGM Kingfish	2007	5,095
Alaqua Marine Ltd. [1]	May 2, 2011	May 31, 2011	CMA CGM Marlin	2007	5,095
Aral Sea Shipping S.A. [1]	April 20, 2011	May 19, 2011	Maersk Diadema (formerly the MSC Siena)	2006	4,546
Amorita Development Inc.[1]	April 20, 2011	May 9, 2011	Maule	2010	6,589
Lawry Shipping Ltd[2]	June 7, 2011	August 3, 2011	MSC Emma	2004	5,060

ii) Non-vessel owning subsidiary—dormant:

Ardal International Co.2

[1]	Incorporated in Liberia.

[2]	Incorporated in Marshall Islands.

[3]	TEU: A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited condensed consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2012. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2011 included in the Company’s Annual Report on Form 20-F. The Company in accordance with ASU 2011-05, “Comprehensive Income, Presentation of Comprehensive Income” (Topic 220), effective for the Company for this interim period has elected to present net income and other comprehensive income in a single continuous statement of comprehensive income in its condensed interim financial statements.

The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. (“Allseas”), a related party wholly owned by Mr. Michael Bodouroglou, the Company’s Chairman, President and Chief Executive Officer.

2.	Significant Accounting Policies

The same accounting policies have been followed in these condensed interim financial statements as were applied in the preparation of the Company’s financial statements for the year ended December 31, 2011. See Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2011 included in the Company’s Annual Report on Form 20-F.In addition, the Company adopted the following policy to account for its interest rate swaps entered into.

BOX SHIPS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

2. Significant Accounting Policies—Continued

(a)	Derivatives: The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings. When the derivatives qualify for hedge accounting, the Company recognizes the effective portion of the gain or loss on the hedging instrument directly in other comprehensive income / (loss), while any ineffective portion, if any, is recognized immediately in current period earnings. The Company, at the inception of the transaction, documents the relationship between the hedged item and the hedging instrument, as well as its risk management objective and the strategy of undertaking various hedging transactions. The Company also assesses at hedge inception of whether the hedging instruments are highly effective in offsetting changes in the cash flows of the hedged items.

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in current period earnings. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to current period earnings as financial income or expense.

(b)	Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company’s unaudited condensed consolidated financial statements in the current period or expected to have an impact on future periods.

3.	Transactions with Related Parties

(a)	Paragon Shipping Inc. (“Paragon”): Box Ships Inc. was formed by Paragon on May 19, 2010, to specialize in the container shipping industry. Paragon paid on behalf of the Company for the pre-offering costs relating to the listing of the Company’s shares on NYSE in April 2011, which are reimbursable to Paragon, along with other minor operating expenses relating to the sale of Box Voyager, Box Trader and CMA CGM Kingfish to the Company. As of December 31, 2011 and March 31, 2012, Paragon had 21.1% interest in Box Ships Inc. The amounts due to Paragon were $924,058 and $963,305, as of December 31, 2011 and March 31, 2012, respectively and are included in Due to related parties in the accompanying unaudited interim condensed consolidated balance sheets. In addition, in May 2011, Paragon granted the Company an unsecured loan of $30,000,000, out of which $15,000,000 was prepaid in August 2011 (Note 6). Interest charged on the loan, during the three months ended March 31, 2012, amounted to $171,190.

(b)	Granitis Glyfada Real Estate Ltd. (“Granitis”)—Leasing: On June 1, 2011, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company’s Chairman, President and Chief Executive Officer. The monthly rental is Euro 500 plus 3.6% tax. The term of the lease is for 1 year beginning June 1, 2011 and expiring May 31, 2012, resulting in a commitment of approximately $1,382 as of March 31, 2012, based on a Euro/U.S. dollar exchange rate as of March 30, 2012 of €1.00:$1.3343. Upon expiration and in case of renewal, the rental will be adjusted annually for inflation increases. Rent expense under this lease amounted to $2,073 for the three months ended March 31, 2012 and is included in current period earnings within General and administrative expenses – related party.

(c)	Allseas Marine S.A:

A. Ship-Owning Companies Management Agreements: The Company outsources the technical and commercial management of its vessels to Allseas, pursuant to management agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company’s Chairman, President and Chief Executive Officer, is the sole shareholder and Managing Director of Allseas. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least three months’ advance notice of termination is given by either party, and provide for the following:

BOX SHIPS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

3. Transactions with Related Parties – Continued

(i) Charter Hire Commissions—The Company pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels (“charter hire commission”).

(ii) Vessel Commissions—A commission equal to 1% of the contract price, calculated in accordance with the relevant memorandum of agreement, of any vessel bought or sold on behalf of the Company, is payable to Allseas.

(iii) Management Fees—A fixed monthly technical management fee of €620 per vessel per day is payable by the Company to Allseas, which will be adjusted annually in accordance with the official Eurozone inflation rate.

(iv) Pre-Delivery Services—A lump sum fee of $15,000 is payable to Allseas, for pre-delivery services provided, during the period from the date of the Memorandum of Agreement for the purchase of the vessel, until the date of delivery.

(v) Superintendent Fees—A fee of €500 per day is payable to Allseas for each day in excess of 5 days per calendar year for which a Superintendent performs on site inspection.

Each month, the Company makes an advance payment to Allseas to cover working capital equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount advanced to Allseas over payments made by Allseas for Company’s operating expenses is included in Due from related parties. As of December 31, 2011 and March 31, 2012, the amounts due from Allseas were $1,820,693 and $3,015,951, respectively.

B. Administrative Services Agreement: The Company entered into an administrative service agreement with Allseas on April 19, 2011. Under the agreement, Allseas will provide telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for the Company’s offices, and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas to be reimbursed on a quarterly basis.

C. Executive Services Agreement: The Company entered into an executive services agreement with Allseas on April 19, 2011, pursuant to which Allseas provides the services of our executive officers, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. In connection with the provision of services under the agreement, Allseas is entitled to an executive services fee of $1,800,000 per annum payable in twelve monthly installments. The executive services fee shall be reviewed annually or occasionally by the Company’s Board of Directors.

The following amounts charged by Allseas are included in current period earnings:

Three Months Ended March 31, 2012
A(i)—Charter hire commissions	$205,886
A(iii)—Management fees	$517,475
A(v)—Superintendent fees (included in Vessels operating expenses—related party)	$73,623
B—Administrative fees (included in General and administrative expenses—related party)	$8,775
C—Executive services fees (included in General and administrative expenses—related party)	$450,000

BOX SHIPS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

3. Transactions with Related Parties—Continued

(d)	Manning Agency Agreements: Each shipowning company has a manning agency agreement with Crewcare Inc., a company beneficially owned by the Company’s Chairman, President and Chief Executive Officer, based in Manila, Philippines. Manning services are being provided in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board each vessel, and an one-time recruitment fee of $120 per seaman. In addition, the agreement also provides for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred for the three months ended March 31, 2012 amounted to $45,570 and are included in Vessels operating expenses – related party. As of December 31, 2011 and March 31, 2012, the balances due to Crewcare Inc. amounted to $4,604 and $19,097, respectively, and are included in Due to related parties in the accompanying unaudited interim condensed consolidated balance sheets.

(e)	Proplous Navigation S.A. (“Proplous”): On April 19, 2011, the Company entered into a Memorandum of Agreement with Proplous, a company owned by the Company’s Chairman, President and Chief Executive Officer for the acquisition of CMA CGM Marlin. Certain costs of $34,458 were paid by the Company and are due from Proplous as of December 31, 2011 and March 31, 2012 and are included in Due from related parties in the accompanying unaudited interim condensed consolidated balance sheets.

4.	Vessels, Net and Other Fixed Assets, Net

The decrease of $3,329,684 in the carrying value of vessels to $363,363,911 is attributable to the depreciation charge for the three months ended March 31, 2012.

All the Company’s vessels are first-priority mortgaged as collateral to secure the bank loans discussed in Note 6. No impairment loss was recorded during the three months ended March 31, 2012.

Other fixed assets consist of computer systems installed on board the vessels to improve their efficiency. Other fixed assets are stated at cost, less accumulated depreciation. Depreciation for other fixed assets is calculated using the straight-line method over the useful life of the assets, which is estimated to be 5 years. Depreciation charged for the three months ended March 31, 2012 amounted to $15,040.

BOX SHIPS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

5. Above / Below Market Acquired Time Charters

The Company acquired three vessels with attached time charter contracts having rates, which were above the market rates, while another two vessels were acquired with attached time charter contracts having rates, which were below the market rates. The intangible asset and liability recorded on acquisition amounted to $12,269,390 and $4,020,335, respectively and are amortized / accreted over the remaining period of the time charters as a reduction or addition, respectively, to time charter revenues. Such amortization and accretion for the three months ended March 31, 2012 for the intangible asset and liability amounted to $832,948 and $340,944, respectively.

The carrying value of the intangible assets and liabilities as of March 31, 2012 is expected to be amortized / accreted as follows:

For the period:	Above Market Acquired Time Charters	Below Market Acquired Time Charters
April 1, 2012 – March 31, 2013	$3,340,948	$1,367,523
April 1, 2013 – March 31, 2014	3,180,284	1,367,523
April 1, 2014 – March 31, 2015	1,633,926	116,051
April 1, 2015 – March 31, 2016	1,266,532	—
April 1, 2016 – March 31, 2017	131,498	—

Total	$9,553,188	$2,851,097

6.	Long-term Debt

The table below presents the loans outstanding as of December 31, 2011 and March 31, 2012:

	December 31, 2011	March 31, 2012
Secured bank debt	$196,200,000	$191,775,000
Unsecured bank debt	15,000,000	15,000,000

Total	$211,200,000	$206,775,000

Presented as follows:
Current portion of long-term debt	$17,700,000	$17,700,000
Long-term debt	193,500,000	189,075,000

Total	$211,200,000	$206,775,000

The minimum annual principal payments, in accordance with the loan agreements, required to be made after March 31, 2012 are as follows:

For the period:
April 1, 2012 – March 31, 2013	$17,700,000
April 1, 2013 – March 31, 2014	32,700,000
April 1, 2014 – March 31, 2015	17,700,000
April 1, 2015 – March 31, 2016	17,700,000
April 1, 2016 – March 31, 2017	17,700,000
Thereafter	103,275,000

Total	$206,775,000

BOX SHIPS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

6. Long-term Debt—Continued

Details of the loans as of December 31, 2011 are discussed in Note 7 of our consolidated financial statements for the year ended December 31, 2011 included in the Company’s annual report on Form 20-F.

As of March 31, 2012, the Company was in compliance with all of its debt covenants.

7. Interest Rate Swaps

On March 20, 2012, the Company entered into an interest rate swap agreement in order to hedge its variable interest rate exposure. Details of the interest rate swap agreement, as of March 31, 2012 are outlined below:

	Counterparty	Effective Date	Termination Date	Notional Amount	Fixed Rate	Floating Rate
1.	Unicredit Bank	May 18, 2012	May 18, 2017	$5,400,000(1)	1.48%	3-month USD LIBOR

(1)	The notional amount reduces by $150,000 on a quarterly basis up until the expiration of the interest rate swap.

The above swap qualified for hedge accounting as of March 31, 2012.

BOX SHIPS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

8. Fair Value Disclosures

The carrying values of cash and cash equivalents, restricted cash, trade receivables and trade accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of the loans approximate their carrying value, predominantly due to the variable interest rate and no significant change in the Company’s credit risk. Derivative financial instruments are stated at fair values.

The Company’s interest rate swaps qualified for hedge accounting. The Company adjusts its interest rate swap contracts to fair market value at the end of every period and records the resulting unrealized loss/gain during the period in Other Comprehensive Income / (Loss) in the Statement of Stockholders’ Equity. Information on the location and amounts of derivative fair values in the unaudited interim condensed consolidated balance sheets and derivative gains/ (losses) in the unaudited interim condensed consolidated statement of stockholders’ equity are shown below:

Derivative Instruments designated as hedging instruments

		December 31, 2011	March 31, 2012
	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Current liabilities – Interest rate swaps	$—	$54,356
Interest rate swaps	Long-Term liabilities – Interest rate swaps	—	15,517

Total derivatives		$—	$69,873

Derivative Instruments designated as hedging instruments

		Three Months Ended
	Location of Gain/(Loss) Recognized	March 31, 2011 Gain/ (Loss)	March 31, 2012 Gain/ (Loss)
Interest rate swaps – Fair value	Other comprehensive loss	$—	$(69,873)

Total loss on derivatives		$—	$(69,873)

Financial Instruments that are measured at Fair Value on a Recurring Basis

In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at fair value in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2011 and March 31, 2012:

	Significant Other Observable Inputs (Level 2)
	December 31, 2011	March 31, 2012
Interest rate swaps liability	$—	$69,873

As of December 31, 2011 and March 31, 2012, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s unaudited interim condensed consolidated balance sheets.The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the three months ended March 31, 2011 and 2012.

BOX SHIPS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

9. Capital Structure

During the three months ended March 31, 2012, 9,000 common shares were issued under the Company’s equity incentive plan (Note 11). As of March 31, 2012, the Company had a total of 16,326,000 common shares outstanding, of which 326,000 shares are not vested and were issued under the Company’s Equity Incentive Plan.

10. Dividends

On February 16, 2012, the Board of Directors declared a dividend of $0.30 per share, amounting to $4,897,800, which was paid on March 2, 2012.

11. Share Based Compensation

A summary of the activity for non-vested share awards is as follows:

	Number of Shares	Weighted Average Fair Value
Non-vested, December 31, 2011	317,000	$10.515
Granted	9,000	$8.619

Non-vested, March 31, 2012	326,000	$10.472

On January 2, 2012 and February 3, 2012, the Company granted 8,000 and 1,000 non-vested share awards, with a grant date fair value of $8.66 and $8.27 per share, respectively. All such non-vested shares will vest ratably in annual installments over a three-year period commencing on December 31, 2012.

The remaining unrecognized compensation cost amounting to $2,805,428 as of March 31, 2012, is expected to be recognized over the remaining period of 2.5 years, according to the contractual terms of those non-vested share awards.

Share based compensation amounted to $278,974 for the three months ended March 31, 2012 and is included in general and administrative expenses.

12. Earnings (Loss) Per Share (EPS)

Basic and Diluted EPS – Common Shares:

	Three Months Ended
Numerator	March 31, 2011	March 31, 2012
Net (loss) / income available to common shares	$(2,696)	$4,660,714
Less: Income attributable to non-vested share awards	—	(92,940)

Net (loss) / income available to common shareholders	$(2,696)	$4,567,774

Denominator
Weighted average number of capital stock / common shares outstanding, basic and diluted	100	16,000,000
Net (loss) / income per capital stock / common share, basic and diluted	$(26.96)	$0.29

Weighted Average Number of Shares – Basic—In calculating basic EPS, the Company includes the effect of vested share awards from their vesting date.

BOX SHIPS INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

12.	Earnings (Loss) Per Share (EPS)—Continued

Weighted Average Number of Common Shares – Diluted—In calculating diluted EPS the Company includes the potential dilution that could occur if securities to issue common stock were exercised. In calculating diluted EPS for the common shares, the unvested share awards outstanding under the Company’s Stock Incentive Plan are included in the shares outstanding unless their effect is anti-dilutive.

The Company excluded the dilutive effect of 326,000 non-vested share awards in calculating dilutive EPS for its common shares as of March 31, 2012, as they were anti-dilutive and hence diluted EPS are same with basic EPS.

13.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of March 31, 2012, the Company is not aware of any claim or contingent liability, which is reasonably possible and should be disclosed, or probable and for which a provision should be established in the accompanying financial statements.

14.	Subsequent Events

a.	On April 30, 2012, the Company declared a quarterly dividend of $0.30 per share, which amounted to $4,897,800, with respect to the first quarter of 2012, paid on May 18, 2012 to shareholders of record as of the close of business on May 11, 2012.

b.	On April 19, 2012, the Company entered into an interest rate swap agreement with Credit Suisse AG, or Credit Suisse, with declining notional balances in order to hedge its variable interest rate exposure with an effective date of May 30, 2012 for an initial notional amount of $5,025,000 that will reduce by $118,750 on a quarterly basis for a period of five years. Under the terms of the agreement, the Company will make quarterly payments to Credit Suisse on the relevant amount at a fixed rate of 1.20% and Credit Suisse will make quarterly payments to the Company on the relevant amount based on the 3-month USD LIBOR.

c.	On June 1, 2012, the Company entered into an interest rate swap agreement with Credit Suisse with declining notional balances in order to hedge its variable interest rate exposure with an effective date of May 30, 2012 for an initial notional amount of $5,025,000 that will reduce by $118,750 on a quarterly basis for a period of five years. Under the terms of the agreement, the Company will make quarterly payments to Credit Suisse on the relevant amount at a fixed rate of 1.0375% and Credit Suisse will make quarterly payments to the Company on the relevant amount based on the 3-month USD LIBOR.

d.	On June 8, 2012, the Company entered into a commitment letter with ABN AMRO Bank N.V., (“ABN AMRO”) relating to a $25,000,000 credit facility to partially finance the acquisition of one 1995-built, 5,344 TEU containership, the OOCL Hong Kong, and one 1996-built, 5,344 TEU containership, the OOCL China, which Allseas has agreed to acquire (and to assign to the Company) from subsidiaries of Orient Overseas Container Line Limited (“OOCL”) for an aggregate purchase price of $62,310,000 and which include a three-year charter back to OOCL upon delivery of the vessels to the Company at gross daily charter rates of $26,800.

e.	On June 11, 2012, Triton Shipping Ltd and Rosetta Navigation Corp. Ltd, wholly owned subsidiaries of Box Ships Inc., incorporated under the laws of Hong Kong, were nominated by Allseas to acquire the 1995-built, 5,344 TEU containership, the OOCL Hong Kong, and one 1996-built, 5,344 TEU containership, the OOCL China, respectively.

f.	On June 12, 2012, the Company issued and sold to Neige International Inc., a company controlled by the Company’s Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, 1,333,333 of 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares (“Series B Preferred Shares”) and warrants to purchase 1,333,333 of the Company’s common shares in a private transaction (the “Private Offering”). The Company received proceeds of approximately $38.5 million from the Private Offering, which will be used to partially finance the acquisition of the 1995-built, 5,344 TEU containership, the OOCL Hong Kong, and the 1996-built, 5,344 TEU containership, the OOCL China. The warrants sold in the Private Offering may be exercised in cash at any time between July 1, 2012 and June 30, 2017 inclusive, at an exercise price of $7.74, the closing price of the Company’s common shares on the New York Stock Exchange on June 11, 2012. The Series B Preferred Shares sold in the Private Offering have a dividend rate of 9.75% per annum per $30.0 of liquidation preference per share (the “Liquidation Preference”), subject to increase upon the occurrence of certain events, and are redeemable at the Company’s option at the Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, on or prior to September 1, 2012 and thereafter for a premium. In the event, the Company has not redeemed the Series B Preferred Shares by June 30, 2015, any holder of then outstanding Series B Preferred Shares, will receive, on a pro-rata basis, common shares representing, in the aggregate at the time, equal to 5% of the outstanding common shares on a fully diluted basis.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.

UNAUDITED INTERIM CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(Expressed in United States Dollars)

		For the three months ended March 31, 2011
REVENUES:
Time charter revenues		$3,620,070
Commissions		(45,000)
Commissions – related party	Note 3	(45,000)

Net Revenues		3,530,070

EXPENSES:
Voyage expenses		21,600
Vessels operating expenses		824,012
Vessels operating expenses – related party	Note 3	41,687
Management fees charged by a related party	Note 3	152,220
Depreciation		834,146

Operating income		1,656,405

OTHER INCOME / (EXPENSES):
Interest and finance costs		(367,726)
Interest income		188
Foreign currency loss, net		(9,484)

Total other expenses, net		(377,022)

NET INCOME AND COMPREHENSIVE INCOME		$1,279,383

The accompanying notes are an integral part of the unaudited interim condensed combined financial statements.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.

UNAUDITED INTERIM CONDENSED COMBINED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(Expressed in United States Dollars)

For the three months ended March 31, 2011
Cash Flows from Operating Activities:

Net Cash from Operating Activities	800,036

Cash Flows from Financing Activities:
Repayment of long-term debt	(800,000)

Net Cash used in Financing Activities	(800,000)

Net increase in cash and cash equivalents	36

Cash and cash equivalents at the beginning of the period	176

Cash and cash equivalents at the end of the period	$212

The accompanying notes are an integral part of the unaudited interim condensed combined financial statements.

ARDELIA NAVIGATION LTD. &ERIDANUS TRADING CO.

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

1. Basis of Presentation and General Information

Basis of Presentation: The accompanying unaudited interim combined statement of comprehensive income and unaudited interim combined statement of cash flows include the accounts of Ardelia Navigation Ltd. and Eridanus Trading Co. (the vessel owning companies or the “Owning Companies”), both wholly owned subsidiaries of Paragon Shipping Inc. (“Paragon”), which were each the owner of a newbuild 3,426 TEU container vessel and were engaged in the ocean transportation of containers worldwide.

(a)	Ardelia Navigation Ltd. (“Ardelia”) incorporated in Liberia on June 15, 2010, owner of the Liberian flag 3,426 TEU (built 2010), containership “Box Voyager”, purchased from an unrelated third party which was delivered to Ardelia on July 30, 2010 and commenced operations on August 9, 2010.

(b)	Eridanus Trading Co. (“Eridanus”) incorporated in Liberia on July 1, 2010, owner of the Liberian flag 3,426 TEU (built 2010) containership “Box Trader”, purchased from an unrelated third party which was delivered to Eridanus on August 16, 2010 and commenced operations on August 20, 2010.

The accompanying unaudited interim condensed combined statement of Comprehensive income and unaudited interim condensed combined statement of Cash flows and related noteshave been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of the Owning Companies, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited condensed combined financial statements.

2. Significant Accounting Policies

The same accounting policies have been followed in these condensed interim combined financial statements as were applied in the preparation of the Owning Companies financial statements for the period from January 1, 2011 to April 28, 2011. See Note 2 of the Owning Companies combined financial statements for the period from January 1, 2011 to April 28, 2011, included in the Annual Report on Form 20-F, of Box Ships Inc., for the year ended December 31, 2011.

3. Transactions with Related Parties

(a) Allseas Marine S.A. (“Allseas”) – the Manager:

Each of the vessel owning companies has entered into a management agreement with Allseas, the Manager, a related party, wholly-owned and controlled by Mr. Michael Bodouroglou. Under these management agreements the vessel owning companies outsource the technical and commercial management of their vessels to the Manager. In consideration of the obligations undertaken by the Manager each vessel owning company has undertaken to pay the following amounts to the Manager:

(i)	1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels (“charter hire commission”).

(ii)	a fee of €620 per day per vessel (“management fee”) as from July 1, 2010. This amount is subject to adjustment each year based on the annual Greek inflation rate.

(iii)	a fee equal to 1% of the purchase price of any vessel bought or sold on behalf of the Owning Companies, calculated in accordance with the relevant memorandum of agreement, (“vessel commission”).

(iv)	a fee of €500 per day for each day in excess of 5 days per calendar year for which a superintendent performed on site inspection (“superintendent fees”).

ARDELIA NAVIGATION LTD. &ERIDANUS TRADING CO.

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

3. Transactions with Related Parties—Continued

Each agreement has an initial term of five years. These agreements automatically extend for successive five year term, unless, in each case, at least one month’s advance notice of termination is given by either party.

The following amounts are included in the unaudited interim condensed combined statement of comprehensive income, for commissions, operating expenses and management fees charged by Allseas:

Three months ended March 31, 2011
A(i)—Charter hire commissions	$45,000
A(ii)—Management fees	$152,220
A(iv)—Superintendent fees (included in Vessels operating expenses— related party)	$27,624

(b) Paragon Shipping Inc (“Paragon”) – the Parent:

The Parent has contributed capital and has made payments and collected charter hires on behalf of the Owning Companies.

(c) Manning Agency Agreements:

The vessel owning companies had a manning agency agreement with Crewcare Inc., a company beneficially owned by Paragon’s Chief Executive Officer, based in Manila, Philippines. Under the agreement, manning services were being provided in exchange for a recruitment fee of $110 per seaman paid on a one-off basis, an agency fee of $85 per month per seaman, an in house training fee of $30 per seaman and an extra in house training fee of $50 per seaman. These fees were to be reviewed and mutually agreed in January of each year. The expenses incurred for the three months ended March31, 2011 amounted to $14,063 and are included in Vessels operating expenses in the unaudited interim condensed combined statement of comprehensive income.

4. Commitments and Contingencies

From time to time the Owning Companies expect to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. The Owning Companies were not aware of any claim or contingent liability, which is reasonably possible and should be disclosed, or probable and for which a provision should be established in the accompanying unaudited interim condensed combined financial statements.

Exhibit 2

STATEMENT OF DESIGNATION OF THE RIGHTS, PREFERENCES AND PRIVILEGES

OF

9.75% SERIES B CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

OF

BOX SHIPS INC.

The undersigned, Mr. Michael Bodouroglou and Ms. Maria Stefanou do hereby certify:

1. That they are the duly elected and acting Chief Executive Officer and Secretary, respectively, of Box Ships Inc., a Marshall Islands corporation (the “Corporation”).

2. That pursuant to the authority conferred by the Corporation’s Amended and Restated Articles of Incorporation, the Corporation’s Board of Directors (the “Board of Directors”) on June 12, 2012 adopted the following resolutions designating and prescribing the relative rights, preferences and limitations of the 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”):

RESOLVED, pursuant to the authority vested in the Board of Directors by the Corporation’s Amended and Restated Articles of Incorporation, the Board of Directors does hereby establish a series of preferred stock of the Corporation, par value $0.01 per share, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

1. Designation. The distinctive serial designation of such series of Preferred Shares is “9.75% Series B Cumulative Redeemable Perpetual Preferred Shares.” Each Series B Preferred Share shall be identical in all respects to every other Series B Preferred Share, except as to the respective dates from which the Series B Liquidation Preference shall increase or from which dividends may begin accruing, to the extent such dates may differ. The Series B Preferred Shares represent perpetual equity interests in the Corporation and shall not give rise to a claim for payment of a principal amount at a particular date.

2. Shares.

(a) Number. The Series B Preferred Shares shall have a par value of $0.01 per share and the number of shares constituting such series shall initially be 2,500,000, which number the Board of Directors may from time to time increase or decrease (but not below the number of Series B Preferred Shares then outstanding). Series B Preferred Shares that are purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued Preferred Shares undesignated as to series.

(b) Securities Depository. The Series B Preferred Shares may be represented by a single certificate registered in the name of the Securities Depository or its nominee. So long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Corporation to Holders of the Series B Preferred Shares shall be made by making payments to, and communicating with, the Securities Depository.

3. Dividends.

(a) Dividends shall be cumulative and shall accrue on outstanding shares of Series B Preferred Share at the applicable Dividend Rate from June 12, 2012 with respect to Series B Preferred Shares issued on June 12, 2012 and from July 1, 2012 with respect to Series B Preferred Shares issued after June 12, 2012 until such time as the Corporation pays the dividend or redeems the shares in full in accordance with Sections 6 or 7 below. Dividends on Series B Preferred Shares shall accrue whether or not such dividends shall have been declared by the Board of Directors or authorized or paid by the Corporation, and whether or not the Corporation has profits, surplus, or other funds legally available for the payment of dividends. Dividends shall accumulate in each Dividend Period from and including the preceding Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date), to but excluding the next Dividend Payment Date for such Dividend Period, and dividends shall accrue on accumulated dividends at the applicable Dividend Rate. If any Dividend Payment Date otherwise would fall on a date that is not a Business Day, declared dividends shall be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Any dividend payable on the Series B Preferred Shares shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

Subject to the prior and superior right of the Holders of any Senior Securities (the issuance of which would require the affirmative vote of the Holders of the Series B Preferred Shares as set forth in Section 5), Holders of shares of Series B Preferred Shares shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, preferential cumulative quarterly dividends payable in cash on each Dividend Payment Date, commencing on the first Dividend Payment Date after the first issuance of a Series B Preferred Share, in an amount per share equal to the applicable Dividend Rate.

(b) Increase in Dividend Rate following a Cross Default, Dividend Payment Default or Failure to Redeem. The Dividend Rate shall increase upon the occurrence of:

1. Effective as of the date of such Cross Default, Dividend Payment Default or Failure to Redeem, and without duplication if more than one such event shall have occurred and is continuing at any time, the Dividend Rate payable on the Series B Preferred Shares shall increase to a number that is 1.25 times the Dividend Rate payable on the Series B Preferred Shares as of 5:00 p.m., New York City time, on the day immediately preceding the date of such Cross Default, Dividend Payment Default or Failure to Redeem; and

2. On each subsequent Dividend Payment Date, the Dividend Rate payable in respect of the succeeding quarterly Dividend Period shall increase to a number that is 1.25 times the Dividend Rate payable on the Series B Preferred Shares as in effect as of 5:00 p.m., New York City time, on the day immediately preceding such Dividend Payment Date; in each case until no Cross Default or Dividend Payment Default exists or, in the case of a Failure to Redeem, until all the Series B Preferred Shares are no longer outstanding.

Notwithstanding the foregoing, in no event shall dividends accrue on the Series B Preferred Shares at a rate greater than 25% per annum. If a Cross Default or Dividend Payment Default, as applicable, ceases to exist (as evidenced by the delivery of an Officer’s Certificate by the Corporation to the Registrar and Transfer Agent), the Dividend Rate payable on the Series B Preferred Shares shall be reduced, effective as of the date such Cross Default or Dividend Payment Default ceases to exist, to such Dividend Rate that would have been applicable had such Cross Default or Dividend Payment Default never existed.

(c) Payment and Priorities of Dividends. Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Corporation shall pay those dividends, if any, on the Series B Preferred Shares that shall have been declared by the Board of Directors to the holders of record of such shares as such Holders’ names appear on the stock transfer books of the Corporation maintained by the Registrar and Transfer Agent on the applicable dividend Record Date. The applicable Record Date (the “Record Date”) for any dividend payment shall be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date shall be such date as may be designated by the Board of Directors in accordance with the Corporation’s Bylaws and this Statement of Designation.

No dividend shall be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series B Preferred Shares and any Parity Securities through the most recent Dividend Payment Date.

Accumulated dividends in arrears for any past Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Dividend Payment Date, to Holders of the Series B Preferred Shares on the record date for such payment, which may not be more than 60 days before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series B Preferred Shares and any Parity Securities shall have not been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated dividends in arrears on the Series B Preferred Shares shall be made in order of their respective Dividend Payment Dates, commencing with the earliest. If less than all dividends payable with respect to all Series B Preferred Shares and any Parity Securities are paid, any partial payment shall be made pro rata with respect to shares of Series B Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series B Preferred Shares shall not be entitled to any dividend in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described in Section 3(a), no interest or sum of money in lieu of interest shall be payable in respect of any dividend payment which may be in arrears on the Series B Preferred Shares. If Series B Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends shall be paid to the Securities Depository in same day funds on each Dividend Payment Date.

4. Liquidation Rights

(a) Liquidation Event. Upon the occurrence of any Liquidation Event, Holders of Series B Preferred Shares shall be entitled to receive out of the assets of the Corporation or proceeds thereof legally available for distribution to shareholders of the Corporation, after satisfaction of all liabilities, if any, to creditors of the Corporation and subject to the rights of holders of any shares of Senior Securities or Parity Securities then outstanding in respect of distributions upon a Liquidation Event, and before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other classes or series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series B Preferred Shares in an amount equal to the Series B Liquidation Preference. For purposes of clarity, upon the occurrence of any Liquidation Event, (i) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the Holders of the Series B Preferred Shares and (ii) the Holders of outstanding Series B Preferred Shares shall be entitled to the Series B Liquidation Preference per share in cash before any distribution shall be made to the holders of the Corporation’s Common Shares or any other Junior Securities. Holders of Series B Preferred Shares shall not be entitled to any other amounts from the Corporation, in their capacity as Holders of such shares, after they have received the Series B Liquidation Preference. The payment of the Series B Liquidation Preference shall be a payment in redemption of the Series B Preferred Shares such that, from and after payment of the full Series B Liquidation Preference, any such Series B Preferred Share shall thereafter be cancelled and no longer be outstanding

(c) Partial Payment. If, in the event of any distribution or payment described in Section 4(a) above where the Corporation’s assets available for distribution to Holders of the outstanding Series B Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference, the Corporation’s assets then remaining shall be distributed among the Series B Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. To the extent that the Holders of Series B Preferred Shares receive a partial payment of their Series B Liquidation Preference, such partial payment shall reduce the Series B Liquidation Preference of their Series B Preferred Shares, but only to the extent of such amount paid.

(d) Residual Distributions. After payment of the applicable Liquidation Preference to the Holders of the outstanding Series B Preferred Shares and Parity Securities, the Corporation’s remaining assets and funds shall be distributed among the holders of the Common Shares and any other Junior Securities then outstanding according to their respective rights and preferences.

5. Voting Rights.

(a) General. The Series B Preferred Shares shall have no voting rights except as set forth in this Section 5 or as otherwise provided by the BCA.

(b) Right to Elect Two Directors. In the event that six quarterly dividends, whether consecutive or not, payable on the Series B Preferred Shares are in arrears, the Holders of Series B Preferred Shares shall have the right, voting separately as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect two members of the Board of Directors, and the size of the Board of Directors shall be increased as needed to accommodate such change. The right of such Holders of Series B Preferred Shares to elect a member of the Board of Directors shall continue until such time as all dividends accumulated and in arrears on the Series B Preferred Shares shall have been paid in full, at which time such right shall terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above in this Section 5(b). Upon any termination of the right of the Holders of the Series B Preferred Shares and holders of any other Parity Securities, if issued, to vote as a class for such director, the term of office of the director then in office elected by such holders voting as a class shall terminate immediately. Any director elected by the Holders of the Series B Preferred Shares, if issued, and holders of any other Parity Securities shall be entitled to one vote on any matter before the Board of Directors.

(c) Voting Power. For any matter described in this Section 5 in which the Holders of the Series B Preferred Shares are entitled to vote as a class, such Holders shall be entitled to one vote per Series B Preferred Share.

(d) Other Voting Rights. Unless the Corporation shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series B Preferred Shares, voting as a single class, the Corporation may not:

1. Adopt any amendment to the Articles of Incorporation that adversely alters the preferences, powers or rights of the Series B Preferred Shares; or

2. Issue any Parity Securities or Senior Securities.

(e) Voting Power. For any matter described in this Section 5 in which the Holders of the Series B Preferred Shares are entitled to vote as a class, such Holders shall be entitled to one vote per Series B Preferred Share. The Series B Preferred Shares held by the Corporation or any of its subsidiaries shall not be entitled to vote.

6. Optional Redemption.

(a) Optional Redemption Price. The Corporation shall have the right to redeem, in whole or in part, the Series B Preferred Shares with funds legally available for such purpose. Any such redemption shall occur on a date set by the Corporation (the “Optional Redemption Date”) and the Corporation shall effect any such redemption by paying cash for each Series B Preferred Shares to be redeemed at the redemption prices (each, a “Redemption Price”) set forth below:

(i) at any time on or prior to September 1,2012, on a pro-rata basis at a redemption price equal to 100% of the Series B Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption;

(ii) thereafter, at any time on or prior to September 1, 2013, on a pro rata basis at a redemption price equal to 102.25% of the Series B Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption;

(iii) thereafter, at any time on or prior to September 1, 2014, on a pro rata basis at a redemption price equal to 103.75% of the Series B Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption; and

(iv) thereafter, at any time on a pro rata basis, at a redemption price equal to 105% of the Series B Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption.

If the Series B Preferred Shares are held of record by the nominee of the Securities Depository, the Redemption Price shall be paid by the Paying Agent to the Securities Depository on the Redemption Date.

(b) Optional Redemption Notice. The Corporation shall give notice of any optional redemption by mail, postage prepaid less than 15 days not more than 60 days, other than in the case of the Series B Preferred Shares issued on the Original Issue Date, in which the Corporation shall give notice of any optional redemption no less than two days, before the scheduled Optional Redemption Date, to the Holders of record (as of the 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series B Preferred Shares to be redeemed as such Holders’ names appear on the Corporation’s stock transfer books maintained by the Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the “Optional Redemption Notice”) shall state: (1) the Optional Redemption Date, (2) the number of Series B Preferred Shares to be redeemed and, if less than all outstanding Series B Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the applicable Redemption Price, (4) the place where the Series B Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the applicable Redemption Price therefor and (5) that dividends on the shares to be redeemed shall cease to accumulate from and after such Redemption Date.

(c) Effect of Redemption; Partial Redemption. If the Corporation elects to redeem less than all of the outstanding Series B Preferred Shares, the number of shares to be redeemed shall be determined by the Corporation, and such shares shall be redeemed by such method of selection as the Securities Depository or the Corporation, as applicable, shall determine, with adjustments to avoid redemption of fractional shares. The aggregate Redemption Price for any such partial redemption of the outstanding Series B Preferred Shares shall be allocated correspondingly among the redeemed Series B Preferred Shares. The Series B Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Statement of Designation.

(d) Optional Redemption Funds. If the Corporation gives or causes to be given an Optional Redemption Notice, the Corporation shall deposit funds sufficient to redeem the Series B Preferred Shares as to which such Optional Redemption Notice shall have been given, no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Optional Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Optional Redemption Price to the Holders of the Series B Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, from and after the Optional Redemption Date, unless the Corporation defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such Series B Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Corporation’s shareholders shall cease, except the right to receive the Optional Redemption Price, and such shares shall not thereafter be transferred on the Corporation’s stock transfer books or be deemed to be outstanding for any purpose whatsoever. The Corporation shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series B Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Corporation for any reason, including redemption of Series B Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Corporation upon its written request after which repayment the Holders of the Series B Preferred Shares entitled to such redemption or other payment shall have recourse only to the Corporation. Notwithstanding any Redemption Notice, there shall be no redemption of any Series B Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Corporation with the Paying Agent.

(e) Certificate. Any Series B Preferred Shares that are redeemed or otherwise acquired by the Corporation shall be canceled and shall constitute shares of Preferred Shares subject to designation by the Board of Directors as set forth in the Articles of Incorporation. If only a portion of the Series B Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the paying Agent shall issue to the Holder of such shares a new certificate (or the applicable book-entry account shall be adjusted) to represent the number of Series B Preferred Shares that have not been called for redemption.

(f) Redemption Priority. Except in the case of the Series B Preferred Shares issued on the Original Issue Date, in the event that full cumulative dividends on the Series B Preferred Shares and any Parity Securities shall have not been paid or declared and set apart for payment, the Corporation shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series B Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all Holders of Series B Preferred Shares and any Parity Securities. The Corporation shall not be permitted to redeem, repurchase or otherwise acquire any Common Shares or any other Junior Securities unless full cumulative dividends on the Series B Preferred Shares and any Parity Securities for all prior and the then-ending Dividend Periods shall have been paid or declared and set apart for payment.

7. Mandatory Redemption.

The Series B Preferred Shares will be redeemed by the Corporation in whole and not in part upon the acquisition of more than 49% of our outstanding capital stock by any person unaffiliated with the Corporation’s Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou or members of his family or companies legally or beneficially owned or controlled by such persons, subject to full compliance with the terms and covenants of the Corporation’s loan facilities (the “Mandatory Redemption Date”). Upon the Mandatory Redemption Date, the Corporation will redeem the Series B Preferred Stock at a cash redemption price per share equal to the applicable Optional Redemption Price set forth in Section 7. Holders of Series B Preferred Shares shall also be entitled to receive on the Mandatory Redemption Date an amount equal to all accumulated, accrued and unpaid dividends to the Mandatory Redemption Date (whether or not the Corporation has earnings and whether or not authorized by the Board of Directors or declared by the Corporation.)

8. Rank. The Series B Preferred Shares shall be deemed to rank:

(a) senior to all classes of the Common Shares, the Corporation’s Series A Participating Preferred Stock and to any other class or series of capital stock established after the Original Issue Date, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to with the Corporation’s Common Shares as “Junior Securities”); and

(b) on a parity with any other class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series are not expressly subordinated or senior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Parity Securities”); and

(c) junior to all of the Corporation’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Corporation and to each class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it ranks senior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Senior Securities”).

The Corporation may issue Junior Securities from time to time in one or more series without the vote or consent of the Holders of the Series B Preferred Shares. The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. The Board of Directors shall also determine the number of shares constituting each series of securities. The ability of the Corporation to issue Parity Securities and Senior Securities is limited as described under Section 5.

9. Common Shares. On July 1, 2015, any Holders of Series B Preferred Shares shall receive, for no additional consideration, on a pro-rata basis Common Shares representing an aggregate of 5.0% of the then-outstanding Common Shares, on a fully diluted basis.

10. Definitions. As used herein, terms not otherwise defined in this Statement of Designation shall have the following meanings:

“Affiliate” means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Articles of Incorporation” means the Corporation’s Amended and Restated Articles of Incorporation, as they may be further amended and/or restated from time to time.

“BCA” means the Business Corporations Act of the Republic of the Marshall Islands.

“Board of Directors” means the board of directors of the Corporation or, to the extent permitted by the Articles of Incorporation and the BCA, any authorized committee thereof.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

“Bylaws” means the Amended and Restated Bylaws of the Corporation, as they may be further amended and/or restated from time to time.

“Common Shares” means each of the Corporation’s shares of common stock, par value $0.01 per share.

“Cross Default” means a default by the Corporation under any credit facility if such default (a) is caused by a failure to pay principal of or interest or premium, if any, on outstanding indebtedness under the credit facility, or (b) results in the acceleration of such indebtedness prior to its maturity, and in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $10 million or more.

“Dividend Payment Date” means each January 1, April 1, July 1 and October 1, commencing on July 1, 2012; provided, however, that if any Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be on the immediately succeeding Business Day.

“Dividend Payment Default” occurs if four quarterly dividends payable on the Series B Preferred Shares are in arrears.

“Dividend Period” means a period of time commencing on and including a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date) and ending on and including the day next preceding the next Dividend Payment Date.

“Dividend Rate” means a rate initially equal on the Original Issue Date to 9.75% per annum of the Series B Liquidation Preference per share and, from time to time, after the Original Issue Date, such rate per annum as shall be increased upon any (1) Cross Default; (ii) Dividend Payment Default; or (iii) Failure to Redeem, all as set forth in Section 3(b) of this Statement of Designation.

“Failure to Redeem” means the Corporation’s failure to redeem all the Series B Preferred Shares on or prior to June 30, 2015, whether or not the Board of Directors has authorized any such redemption and whether or not such redemption is legally permissible or is prohibited by any agreement to which the Corporation is subject.

“Holder” means the Person in whose name the Series B Preferred Shares are registered on the Corporation’s records.

“Issue Date” shall mean the date on which the Series B Preferred Shares are issued to the Holder of the Series B Preferred Shares, other than the Original Issue Date.

“Junior Securities” has the meaning set forth in Section 8(a) of this Statement of Designation.

“Liquidation Event” means the occurrence of a liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Corporation nor the consolidation or merger of the Corporation with or into any other Person, individually or in a series of transactions, shall be deemed a Liquidation Event.

“Liquidation Preference” means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 4(a) of this Statement of Designation and with respect to any holder of any class or series of capital stock of the Corporation, the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of capital stock of the Corporation so provide). For avoidance of doubt, for the foregoing purposes the Series B Liquidation Preference is the Liquidation Preference with respect to the Series B Preferred Shares.

“Mandatory Redemption Date” has the meaning set forth in Section 7 of this Statement of Designation.

“Officer’s Certificate” means a certificate signed by the Corporation’s Chief Executive Officer or Chief Financial Officer or another duly authorized officer.

“Optional Redemption Date” has the meaning set forth in Section 6(b) of this Statement of Designation.

“Optional Redemption Notice” has the meaning set forth in Section 6(b) of this Statement of Designation.

“Original Issue Date” shall mean June 12, 2012.

“Parity Securities” has the meaning set forth in Section 8(b) of this Statement of Designation.

“Paying Agent” means Computershare Inc., acting in its capacity as paying agent for the Series B Preferred Shares, and its respective successors and assigns, or any other payment agent appointed by the Corporation.

“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

“Preferred Shares” means any of the Corporation’s preferred stock, par value $0.01 per share, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation’s affairs, over shares of the Corporation’s Common Shares, including, without limitation, the Series A Participating Preferred Stock and the Series B Preferred Shares.

“Record Date” has the meaning set forth in Section 3(c) of this Statement of Designation.

“Redemption Price” has the meaning set forth in Section 6(a) of this Statement of Designation.

“Registrar” means Computershare Inc., acting in its capacity as registrar for the Series B Preferred Shares, and its respective successors and assigns or any other registrar appointed by the Corporation.

“Securities Depository” means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Corporation.

“Senior Stock” has the meaning set forth in Section 8(c) of this Statement of Designation.

“Series B Liquidation Preference” means a liquidation preference for each Series B Preferred Share initially equal to US$30.00 per share, which liquidation preference shall be subject to (a) increase by the per share amount of any accumulated and unpaid dividends (whether or not such dividends shall have been declared) and (d) decrease upon a distribution in connection with a Liquidation Event described in Section 4 of this Statement of Designation which does not result in payment in full of the liquidation preference of such Series B Preferred Share.

“Statement of Designation” means this Statement of Designation relating to the Series B Preferred Shares, as it may be amended from time to time in a manner consistent with this Statement of Designation.

“Transfer Agent” means Computershare Inc., acting in its capacity as transfer agent for the Series B Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Corporation.

For all purposes relevant to this Statement of Designation: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words “include,” “includes,” or “including” are used, they are deemed followed by the words “without limitation;” all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate adjustment for stock splits, stock combinations, stock dividends and similar events; and, except as otherwise set forth in this Statement of Designation, if any event under this Statement of Designation occurs on a day that is not a Business Day, such event shall be deemed to occur on the first Business Day after such date.

10. No Sinking Fund. The Series B Preferred Shares shall not have the benefit of any sinking fund.

11. Record Holders. To the fullest extent permitted by applicable law, the Corporation may deem and treat the Holder of any Series B Preferred Share as the true, lawful and absolute owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

12. Notices. All notices or communications in respect of the Series b Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Statement of Designation, in the Articles of Incorporation and Bylaws or by applicable law.

13. Amendment. At any time when any Series B Preferred Shares are outstanding, neither the Articles of Incorporation nor the Statement of Designation shall be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series B Preferred Shares so as to affect them adversely without the affirmative vote of the Holders of a majority or more of the outstanding shares of Series B Preferred Shares, voting separately as a class.

14. Fractional Shares. Series B Preferred Shares may not be issued in fractions of a share.

15. No Other Rights. The Series B Preferred Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Statement of Designation or in the Articles of Incorporation or as provided by applicable law.

RESOLVED FURTHER, that the officers of the Corporation be, and they hereby are, authorized and directed to prepare and file a Statement of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Marshall Islands law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions.

We further declare under penalty of perjury that the matters set forth in the foregoing Certificate of Designation are true and correct of our own knowledge.

Executed in Athens, Greece on June 12, 2012

/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chief Executive Officer

/s/ Maria Stefanou
Name:	Maria Stefanou
Title:	Secretary

[Signature Page to Statement of Designation]

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